UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 1, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

EARNINGS RELEASE

2ND QTR 2022

5G

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

MESSAGE FROM MANAGEMENT

The second quarter of 2022 was a milestone in TIM’s transformation with the conclusion, in April, of the acquisition of Oi’s mobile assets, making us even more efficient on the commercial and infrastructure fronts, while transforming customer experience with the largest network in Brazil.

This quarter was marked by a strong commercial performance that sustained our revenue expansion and EBITDA growth levels. We also incorporated, as of May 1st, the financial and operating results of Cozani, the company that consolidates the mobile assets acquired by TIM.

2022 SECOND QUARTER HIGHLIGHTS

OPERATING AND FINANCIAL HIGHLIGHTS

DESCRIPTION	2Q22	2Q21	% YoY	1Q22	% QoQ	6M22	6M21	% YoY
OPERATIONAL								
Mobile Customer Base ('000)	**68,695**	**51,341**	**33.8%**	**52,305**	**31.3%**	**68,695**	**51,341**	**33.8%**
Prepaid	38,902	29,185	33.3%	29,089	33.7%	38,902	29,185	33.3%
Postpaid	29,794	22,156	34.5%	23,215	28.3%	29,794	22,156	34.5%
Human Postpaid	25,059	18,150	38.1%	19,232	30.3%	25,059	18,150	38.1%
4G Users Base ('000)	59,811	44,357	34.8%	46,865	27.6%	59,811	44,357	34.8%
5G DSS Users Base ('000)	549	-	n.a.	366	50.0%	549	-	n.a.
TIM Live Customer Base ('000)	**699**	**666**	**4.9%**	**689**	**1.4%**	**699**	**666**	**4.9%**
FINANCIAL (R$ million)								
Net Revenues	**5,368**	**4,407**	**21.8%**	**4,727**	**13.6%**	**10,095**	**8,747**	**15.4%**
Services Revenues	5,202	4,266	21.9%	4,584	13.5%	9,785	8,495	15.2%
Mobile Service	4,899	3,983	23.0%	4,286	14.3%	9,185	7,930	15.8%
Fixed Service	303	283	7.1%	297	2.0%	600	564	6.4%
Normalized* Operating Expenses	(2,882)	(2,306)	25.0%	(2,604)	10.7%	(5,486)	(4,625)	18.6%
Normalized* EBITDA	**2,486**	**2,101**	**18.3%**	**2,123**	**17.1%**	**4,609**	**4,121**	**11.8%**
Normalized* EBITDA Margin	**46.3%**	**47.7%**	**-1.4p.p.**	**44.9%**	**1.4p.p.**	**45.7%**	**47.1%**	**-1.5p.p.**
Normalized* Net Income	313	681	-54.1%	419	-25.3%	731	958	-23.7%
Capex	1,050	906	15.9%	1,328	-21.0%	2,378	2,230	6.6%

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

1

FINANCIAL PERFORMANCE

OPERATING REVENUE

New level of Total Net Revenue, growing by 21.8% YoY, driven by a strong performance in the mobile segment and the acquisition of Oi's mobile assets

In 2Q22, Net Revenue totaled R$ 5,368 million, up by 21.8% YoY, with all lines contributing positively: (i) Mobile Services Revenue (+23.0% YoY) was boosted by the performance of the main segments and revenues from the acquisition of Oi’s mobile assets (as of May 1st); (ii) Fixed Service Revenue (+7.1% YoY) driven by TIM Live (+10.0% YoY); and (iii) Handset Revenue (+18.3% YoY) explained by the increase in sales of handsets at a higher average prices and a lower comparative base in 2021. In 6M22, Net Revenue increased by 15.4% YoY.

Excluding the effects from the acquisition of Oi's mobile assets, Net Revenue would have totaled R$ 4,961 million in 2Q22, up by 12.6% YoY. In 6M22, Net Revenue would have increased by 10.8% YoY.

2

Breakdown of the Mobile Segment (net of taxes and deductions):

Mobile Service Revenue (MSR) totaled R$ 4,899 million in 2Q22, up by 23.0% YoY (R$ 9,185 million in 6M22, up by 15.8% YoY). This result was driven by: (i) 16 million new customers arriving from Oi; (ii) growth in Mobile ARPU (Average Monthly Revenue Per User), by 10.7% YoY, excluding the effects from Oi's mobile assets, and resulting from the Company's Volume for Value strategy, which seeks to monetize its base through more efficient management of the customer lifetime value.

Excluding the effects from the acquisition of Oi's mobile assets, Mobile Services Revenue would have totaled R$ 4,492 million in 2Q22, up by 12.8% YoY. In 6M22, this line would have totaled R$ 8,778 million, a growth of 10.7% YoY. This performance was driven by: (i) changes in plan structure and prices; (ii) a rational competitive environment; (iii) government aid and benefits that offset other negative elements of the macroeconomic environment; and (iv) the early and voluntary migration of Oi's clients into TIM’s customer base.

Performance breakdown for each mobile segment in 2Q22:

(i)	Prepaid revenue increased by 20.6% YoY in the quarter, while Prepaid ARPU reached R$ 12.60, down by 0.4% YoY. This performance is explained by opposing forces: the arrival of approximately 9 million new lines from Oi, which diluted Prepaid ARPU; and a 7.4% YoY increase in ARPU, excluding the effects from Oi, which practically offset the dilution. This organic ARPU performance was driven by the changes implemented, in 1Q22, in the recharge portfolio and plan structures and the resuming of the government aid. In 6M22, Prepaid revenue grew by 11.9% YoY.
(ii)	Postpaid Revenue increased by 22.1% YoY in 2Q22, with Postpaid ARPU at R$ 36.90, down by 2.4% YoY. With dynamics very similar to Prepaid, this performance can also be explained by opposing forces that partially offset each other: the arrival of approximately 7 million new lines from Oi that diluted the Postpaid ARPU; along with a Postpaid ARPU ex-M2M, excluding the effects from Oi, growth of 5.7% YoY. This organic ARPU performance is explained by the price readjustment applied to the entire postpaid base amid rising inflation, impacting the Control plans as of March and other postpaid plans as of May. In 6M22, Prepaid revenue grew by 15.2% YoY.

3

Interconnection Revenue (ITX) fell by 16.6% YoY in 2Q22, and by 17.0% YoY in 6M22, due to lower incoming traffic. The effect of mobile termination rate (“MTR”) on Net Service Revenue was 1.9% in the quarter.

Customer Platform Revenue totaled R$ 52 million in 2Q22. In 6M22, this line totaled R$ 88 million.

The Other Revenues line increased by 24.4% YoY in 2Q22, mainly due to the higher revenue from network sharing and swap contracts, in line with the Company’s strategy to expand the fiber transport infrastructure (backbone and backhaul) and to allocate resources more efficiently (Capex and Opex). In 6M22, this line recorded growth of 23.8% YoY.

Breakdown of the Fixed Segment (net of taxes and deductions):

Fixed Service Revenue totaled R$ 303 million in 2Q22, up by 7.1% YoY and by 6.4% YoY in 6M22, totaling R$ 600 million. TIM Live, the main fixed revenue line, recorded a growth of 10.0% YoY in 2Q22, and increased by 10.1% YoY in 6M22.

TIM Live continues to focus on the migration from FTTC to FTTH, improving user experience and aiming at customer retention and a premium positioning. The FTTH customer base grew by 33.1% YoY in the quarter.

4

OPERATING COSTS AND EXPENSES

In 2Q22, our Cost dynamics was impacted by the rental of the I-Systems network and the effects from the acquisition of Oi Mobile, in addition to other non-recurring items.

* Operating costs normalized by: expenses with specialized legal and administrative services (+R$ 50.3 million in 2Q22, +R$ 8.4 million in 1Q22 and +R$ 13.7 million in 2Q21) and payroll expenses (+R$ 11.8 million in 1Q22) related to the acquisition of Oi's mobile assets.

Normalized Operating Costs and Expenses totaled R$ 2,882 million in 2Q22, +25.0% YoY, while in 6M22 this line totaled R$ 5,486, up by 18.6% YoY, reflecting the impacts from the inflation indexes, higher costs related to the acquisition of Oi’s mobile assets, including 2 months of the TSA (“Temporary Service Agreement”)[1], and I-Systems rental expenses. Excluding the impacts from I-Systems[2] and the TSA, this line would have increased by 19.7% YoY in the quarter, and by 14.4% YoY in 6M22.

In 2Q22, Reported Operating Costs and Expenses totaled R$ 2,932 million, up by 26.4% YoY. During the quarter, this line was impacted by non-recurring expenses with specialized administrative and legal services, totaling R$ 50.3 million, related to the acquisition/restructuring projects of Oi's mobile assets.

Breakdown of Normalized Costs and Expenses Performance:

Normalized Personnel Costs[3] increased by 13.5% in 2Q22. This performance continues to be affected by: (i) readjustments on wages, benefits, and incentives at levels near to the annual inflation for the period; and (ii) higher costs related to employee profit-sharing. Despite this growth, personnel costs fell by 2.1% when compared to 1Q22, indicating it could have reached a plateau. In 6M22, this cost line increased 11.1% YoY.

The Commercialization and Advertising line, one of the most affected by the acquisition of Oi's mobile assets, increased by 37.8% YoY in the quarter. This variation can be explained mainly by: (i) the increase in advertising expenses with campaigns aimed at strengthening the brand, mainly due to the acquisition of Oi Mobile and the launching of the 5G network; (ii) higher Fistel expenses resulting from the incorporation of Oi Mobile; (iii) higher expenses related to the management of the customer base (billing, collection, and caring); and (iv) 2 months of TSA costs with Oi (R$ 49 million). In 6M22, this line increased by 18.2% YoY.

[1] A temporary contract to provide management services for the subscriber base and maintenance of the NOC (“Network Operations Center”). The TSA has a 12-month term and was adjusted to exclude services related to recharges.

[2] I-Systems was created in partnership with IHS Brasil, in November 2021, as an open provider of fiber-optic infrastructure. The transaction included the selling of a 51% stake to the new partner upon payment of R$ 1.1 billion to TIM and the allocation of R$ 600 million into I-Systems' cash balance.

[3] In 1Q22, the personnel costs line had a non-recurring impact of R$ 11.8 million referring to payroll expenses related to the acquisition of Oi's mobile assets.

5

Network and Interconnection grew by 37.5% YoY in 2Q22, affected by: (i) higher expenses with the rental of the fiber-optic secondary network from I-Systems; (ii) higher expenses with infrastructure sharing contracts due to inflation; and (iii) higher expenses with content and value-added service providers. In 6M22, this line increased by 30.6% YoY.

Normalized General and Administrative (G&A) Expenses[4] increased by 8.1% YoY in the quarter, mainly due to higher expenses related to the project to migrate the IT infrastructure to the cloud (“Journey to Cloud”). In 6M22, this line increased by 13.0% because of the impacts mentioned above, in addition to higher consulting expenses.

Cost of Goods Sold (COGS) increased by 19.4% YoY in 2Q22, driven by a weaker comparative base and higher average prices from the handsets sold. In 6M22, this cost line increased 23.6% YoY.

Provisions for Doubtful Accounts (Bad Debt) remained stable in 2Q22, up by 0.1% YoY, totaling R$ 161 million. This result was impacted by a higher comparative base given that, in 2Q21, we recognized a bad debt from a wholesale customer. This line continues to be impacted by the higher Postpaid customer base and, despite a more challenging macroeconomic environment, Bad Debt over Gross Revenue was 2.2% (-0.4 p.p. YoY), in line with 1Q22. In 6M22, Bad Debt increased by 4.6% YoY.

Other Operating Expenses (Revenues) fell by 52.0% YoY in 2Q22, mainly explained by lower expenses related to losses on civil lawsuits. This item corresponded to 1.6% of the Total Normalized Costs and Expenses (vs. 4.1% in 2Q21). In 6M22, this cost line reduced by 30.3% YoY.

[4] The General and Administrative Expenses was impacted by non-recurring items, in the amount of R$ 50.3 million in 2Q22, R$ 8.4 million in 1Q22, and R$ 13.7 million in 2Q21, related to expenses with specialized legal and administrative services for the acquisition/restructuring of Oi’s mobile assets and I-Systems projects.

6

FROM EBITDA TO NET INCOME

Strong EBITDA growth, driven by the increase in Service Revenues resulting from excellent organic performance and the arrival of Oi's customers

DESCRIPTION	2Q22	2Q21	% YoY	1Q22	% QoQ	6M22	6M21	% YoY
Normalized (R$ million)								
Normalized* EBITDA	**2,486**	**2,101**	**18.3%**	**2,123**	**17.1%**	**4,609**	**4,121**	**11.8%**
Normalized* EBITDA Margin	46.3%	47.7%	-1.4p.p.	44.9%	1.4p.p.	45.7%	47.1%	-1.5p.p.
Depreciation & Amortization	**(1,689)**	**(1,424)**	**18.6%**	**(1,399)**	**20.7%**	**(3,089)**	**(2,852)**	**8.3%**
Depreciation	(1,235)	(989)	24.9%	(978)	26.2%	(2,214)	(1,969)	12.4%
Amortization	(454)	(435)	4.3%	(421)	7.9%	(875)	(883)	-0.9%
Equity in earnings	**(14)**	**-**	**n.a.**	**(9)**	**61.9%**	**(23)**	**-**	**n.a.**
Normalized* EBIT	**782**	**677**	**15.6%**	**715**	**9.4%**	**1,498**	**1,269**	**18.0%**
Normalized* EBIT Margin	14.6%	15.4%	-0.8p.p.	15.1%	-0.6p.p.	14.8%	14.5%	0.3p.p.
Normalized Net Financial Results	**(439)**	**(36)**	**1109.9%**	**(248)**	**77.0%**	**(687)**	**(262)**	**162.7%**
Financial expenses	(785)	(392)	100.1%	(639)	22.7%	(1,424)	(685)	108.0%
Financial income	336	360	-6.6%	396	-15.3%	732	426	71.8%
Net exchange variation	10	(4)	n.a.	(5)	n.a.	5	(3)	n.a.
Normalized* EBT	**344**	**641**	**-46.4%**	**467**	**-26.5%**	**811**	**1,008**	**-19.6%**
Normalized* Income tax and social contribution	(31)	41	n.a.	(48)	-36.4%	(79)	(50)	59.1%
Normalized* Net Income	**313**	**681**	**-54.1%**	**419**	**-25.3%**	**731**	**958**	**-23.7%**
Total Normalized Items	(33)	(9)	268.0%	(13)	148.1%	(47)	(9)	416.3%
Reported (R$ million)								
Reported EBITDA	**2,436**	**2,087**	**16.7%**	**2,103**	**15.8%**	**4,538**	**4,108**	**10.5%**
Reported EBITDA Margin	45.4%	47.4%	-2.0p.p.	44.5%	0.9p.p.	45.0%	47.0%	-2.0p.p.
Reported EBIT	**732**	**663**	**10.4%**	**695**	**5.4%**	**1,427**	**1,256**	**13.6%**
EBIT Margin	13.6%	15.1%	-1.4p.p.	14.7%	-1.1p.p.	14.1%	14.4%	-0.2p.p.
Net Financial Results	**(439)**	**(36)**	**1109.9%**	**(248)**	**77.0%**	**(687)**	**(262)**	**162.7%**
Income before taxes	**293**	**627**	**-53.2%**	**447**	**-34.4%**	**740**	**994**	**-25.6%**
Income tax and social contribution	(14)	45	n.a.	(42)	-67.0%	(55)	(45)	22.4%
Reported Net Income	**280**	**672**	**-58.4%**	**405**	**-31.0%**	**685**	**949**	**-27.8%**

* EBITDA normalized according to the items described in the Costs section (+R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, and +R$ 13.7 million in 2Q21). Net Income normalized by: tax credit and other effects (-R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, and -R$ 4.6 million in 2Q21).

EBITDA[5] (Earnings Before Interest, Taxes, Depreciation and Amortization)

Normalized EBITDA totaled R$ 2,486 million in 2Q22, up by 18.3% YoY, mainly driven by the Service Revenue performance. Normalized EBITDA Margin reached 46.3%, down by 1.4 p.p. YoY, mainly due to the costs related to I-Systems and the TSA, as already expected by the Company. Excluding the effects related to the I-Systems’ network rental, Normalized EBITDA totaled R$ 2,558 million in 2Q22, up by 21.8% YoY, and EBITDA Margin reached 47.7%, flat vs. 2Q21. In 6M22, Normalized EBITDA was R$ 4,609 million, increasing by 11.8% YoY, and EBITDA Margin was 45.7%, down by 1.5 p.p. vs. 6M21.

[5] EBITDA normalized according to the items described in the “Operating Costs and Expenses” section.

7

Excluding the effects from leasing on these indicators, Normalized EBITDA-AL (“After Lease”) totaled R$ 1,794 million in 2Q22, up by 11.1% YoY, reaching R$ 3,369 million in 6M22, up by 6.2% YoY.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

D&A increased by 18.6% YoY in 2Q22, and by 8.3% YoY in 6M22, mainly explained by the acquisition of Oi's mobile assets, with the addition of 7,200 sites and the 49 MHz spectrum. Normalized EBIT grew by 15.6% YoY in 2Q22, and by 18.0% YoY in 6M22, reflecting the solid EBITDA growth.

NET FINANCIAL RESULT

Net Financial Result was negative by R$ 439 million in 2Q22, mainly affected by the acquisition of Oi's mobile assets and a worsening in macroeconomic indicators. This result was down by R$ 403 million in the quarter when compared to 2Q21. This difference is mainly reflected by:

(i)	Reduction in the percentage of targets achieved related to the subscription bonus of C6’s share capital in a 2022 and 2021 second quarters comparison (1.4% in 2Q21 vs. 0.4% in 2Q22);

(ii)	Higher interest on leases, arising from the lease agreements of the 7,200 sites received from the acquisition Oi’s mobile assets;

(iii)	Higher volume of interest on debt due to the increase in the basic interest rates and the IPCA inflation index, as well as a lower financial income, which was impacted by a lower cash position.

In 6M22, Net Financial Result was negative by R$ 687 million, deteriorating by R$ 425 million in the annual comparison.

8

INCOME TAX AND SOCIAL CONTRIBUTION

In 2Q22, the Reported Income Tax (“IR”) and Social Contribution (“CSLL”) totaled -R$ 14 million, compared to +R$ 45 million in 2Q21. This deterioration is explained mainly by the positive impact, in 2Q21, from the reversal of Income Tax/Social Contribution provision recorded in 2009, due to the partial successful outcome of an administrative proceeding related to the merger of the Group's operating companies at the time, TIM Nordeste by TIM Celular. In the quarter, this line was impacted by a non-recurring item, in the amount of R$ 17.1 million, as presented in the “From EBITDA to Net Income” section. In the Normalized view, IR/CSLL totaled -R$ 31 million in 2Q22, compared to +R$ 41 million in the same period of the previous year, a deterioration caused by the same reasons explained above. In the Normalized view, the effective tax rate stood at -9.0% in 2Q22 vs. +6.3% in 2Q21.

NET INCOME[6]

Normalized Net Income was down by 54.1% YoY in 2Q22, totaling R$ 313 million. Normalized Earnings per Share (EPS) for the quarter was R$ 0.13 vs. R$ 0.28 in 2Q21. In 6M22, Normalized Net Income reached R$ 731 million, down by 23.7% YoY, and the Normalized Earnings per Share (EPS) was R$ 0.30 vs. R$ 0.40 in 6M21.

CASH FLOW, DEBT, AND CAPEX

* EBITDA normalized according to the items described in the Costs section (+R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, and +R$ 13.7 million in 2Q21).

[7]

Operating Free Cash Flow (OFCF) was R$ 209 million in 2Q22, down by R$ 1,222 million compared to 2Q21. This result was impacted by the variation in working capital due to the payments made for the frequency auction in 2021.

In 2Q22, Normalized EBITDA-Capex was R$ 1,436 million, up by 20.1% YoY, increasing the Normalized EBITDA-Capex over Net Revenue to 26.8%. Excluding the effects from leases, Normalized EBITDA-AL minus Capex totaled R$ 744 million (+4.9% YoY).

[6] Net Income normalized according to items in the “From EBITDA to Net Income” section.

9

CAPEX

Capex totaled R$ 1,050 million in 2Q22, an expected growth compared to the previous year due to the implementation of 5G and the integration of Oi's mobile assets. In addition, Capex over Net Revenue was 19.6%, reducing by -1.0 p.p. compared to 2Q21. In 6M22, Capex totaled R$ 2,378 million, corresponding to 23.6% of Net Revenue.

WORKING CAPITAL VARIATION

In this quarter, the Working Capital Variation was negative by R$ 1,177 million, mainly impacted by the payment of the second EAF installment, of approximately R$ 1.1 billion, and the payment of the first EACE installment, of approximately R$ 137 million, as part of the obligations related to the 3.5 GHz license purchased in the 5G frequency auction.

The payment of the TFF rate, which is a component of the Fistel tax, was suspended for 2022, 2021, and 2020, with no payment date yet established, therefore benefiting our Working Capital dynamics (Note 22 of the Financial Statements).

10

DEBT AND CASH

Debt Profile

Normalized Debt (post-hedge) totaled R$ 18,175 million in 2Q22, increasing by R$ 5,867 million YoY. The total amount includes:

(i)	The recognition of finance leases arising from the acquisition of Oi’s mobile assets, in the total amount of approximately R$ 2.9 billion, considering the accelerated decommissioning term and fines;
(ii)	A new “4131” Loan with Scotiabank, in the amount of R$ 1.0 billion, at a rate of 108.95% of the CDI and a term of 1.6 years.

At the end of 2Q22, the amount of financings (after hedge) totaled R$ 4,720 million. The average cost of debt, excluding leases and licenses related to the 5G auction, was 13.3% per year, (106.2% of the CDI) in the quarter, higher when compared to the cost of 4.3% p.y. (126.2% of the CDI) in 2Q21, impacted by the increase in the CDI rate in the period.

11

At the end of the quarter, our Cash and Securities balance totaled R$ 2,286 million, down by R$ 4,838 million YoY, as a result of the impact from the acquisition of Oi's mobile assets and the payment for the 2021 spectrum auction.

The average financial yield reached 13.02% p.y. in 2Q22, up by 9.1 p.p. vs. 2Q21, due to the increases in the basic interest rate.

12

OPERATING AND MARKETING PERFORMANCE

* 2Q22 numbers as of April 2022.

MOBILE SEGMENT:

GENERAL MARKET[8]

The mobile market grew by 7.1% YoY at the end of April 2022, reinforcing the positive customer base advancements in the last quarter. In the last 12 months, Postpaid net additions reached 14.0 million lines, of which 53% was from human postpaid lines. Prepaid totaled 3.1 million new lines.

TIM

TIM ended 2Q22 with a total of 68.7 million lines, up by 33.8% YoY, including the addition of 16 million customers from Oi Mobile.

In 2Q22, the Postpaid base had a total of 29.8 million lines (+34.5% YoY), with the addition of approximately 7 million lines that migrated from Oi Mobile. This segment represents 43% over the total customer base and remained stable in the annual comparison. Excluding the impact from the assets acquisition, net additions in the last 12 months had a positive balance of 1.2 million new lines. The Postpaid monthly disconnection rate remained at low levels.

Human Postpaid (ex-M2M) reached 25.0 million lines (+38.1% YoY) at the end of the quarter, including the addition of ~5.7 million lines that arrived with the acquisition of Oi’s mobile assets. Excluding this impact, the Human Postpaid base totaled 1.2 million net additions in the last 12 months.

The M2M base reached 4.7 million lines in 2Q22, up by 18.2% vs. 2Q21, also impacted by the new clients arriving from the Oi transaction (+782 thousand).

[8] 2Q22 as of April 2022.

13

In 2Q22, the Prepaid base had a total of 38.9 million lines, up by 33.3% YoY, including the addition of approx. 9 million new lines from customers that arrived from the Oi Mobile base. Excluding this effect, the M2M base had a volume of 140 thousand new lines in the last 12 months, reversing the trend observed in recent quarters.

FIXED SEGMENT:

TIM Live recorded a base of 699 thousand connections in 2Q22, maintaining its growth pace (+4.9% YoY). Net additions reached 9.8 thousand new lines in the period, more than double when compared to 2Q21 (+101.9% YoY), with the FTTH base as the main driver, which grew by 33.1% in annual comparison. Higher-value plans, with speed above 100 Mpbs, continue to gain more relevance, reaching a 69% share of the total base at the end of the quarter. Another highlight was the reduction in voluntary churn, -2 p.p. YoY.

14

CUSTOMER PLATFORM AND MOBILE ADVERTISING

Since 2020, TIM has been developing strategies to expand and diversify the Company’s revenue sources, including the Customer Platform, which aims to monetize the Company’s customer base by observing market trends and innovative partnerships. This initiative is made possible by two business models:

(i)	Commercial Partnerships with direct compensation for the sales of advertising and data intelligence – serving brands that are seeking to increase awareness and consideration, lead generation, apps install, product sales, account opening, service subscription, consumer surveys and 1st party data enrichment. The main tools used are TIM Ads and TIM Insights.

(ii)	Strategic Partnerships to achieve the same goals above, exponentially in a record time. In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partners’ brand (“TIM’s Official Bank”, “TIM’s Official Digital Graduation”); and encourage consumers to join the partner brand with an exclusive GB bonus offer; we communicate in all touch points, including Meu TIM, Stories, In App Push Notification, and include the partnership within TIM's core commercial offers for the market; we also engage TIM's commercial capillarity in its points of sale in the 1,000 best commercial locations in Brazil, 200,000 non-exclusive points of sale; and, finally, we pay 8,000 sellers for the success of the partnership. In this model, TIM's remuneration is linked to the success of the partnership and is comprised of a CAC fee, in R$, and an equity stake.

Within this strategy, some verticals were ranked as great opportunities for having a more direct connection with mobile services and a higher valuation than telecom companies. Below are details of the verticals in which we are already operating.

TIM ADS AND TIM INSIGHTS

With more than 550 data points per user, TIM Insights has proven to be a powerful tool to identify the clusters concerned on digital services in various industries, such as Financial Services, Education, Social Networks, Food & Beverage, Retail, Consumer Goods, etc.

With more than 34 million customers with Opt Ins, TIM Ads provides advertising awareness and performance in several forms such as text, image, gif, and mainly, video in TIM's traditional channels, as well as in applications such as Meu TIM, TIM +Vantagens, TIM Fun and TIM News. In addition, it works as a platform for app installing, generating qualified leads, consumer surveys, 1st party data enrichment and brand lift measurement.

In this second quarter, we had more than 5 million TIM users engaged in our advertising campaigns.

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FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 and, as of April 2020, launched exclusive offers for TIM customers who opened bank accounts at C6, in addition to using its services. As remuneration for this contract, TIM receives a commission per activated account and the option to gain an equity stake of the bank according to the number of active account targets reached. The number of shares received for each target achieved varies throughout the contract’s term, with the initial percentages being more advantageous for TIM due to the greater effort required for a new digital company to take off.

The partnership with C6 ended 2Q22 with another record of active accounts and 25% of TIM customers with Opt In and Digital Profile already have the C6 app installed on their phones. By the end of the quarter, TIM reached an accumulated equity stake of 4.8% in C6’s share capital.

Even with the project’s success, differences between the partners resulted in the initiation of an Arbitration Procedure, in 2021. The Procedure remains open, as described in Note 38 of the Financial Statements.

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A., a subsidiary of Cogna Educação S.A (“Cogna”), establishing a strategic partnership to develop offers with special benefits for distance learning through the Ampli platform.

Besides the partnership announced, the Company launched exclusive offers for customers enrolled in the platform’s courses, and TIM customers begin to get discounts on selected courses – which is in line with a strategy aimed at providing professional knowledge, employability and encouraging free courses to its users.

As in the partnership with C6, TIM’s remuneration is a commission and equity interest in Ampli, which may reach up to 30% of its share capital – the subscription of shares was approved by Cade in September 2021. It should also be noted that the eligible subscription rights will be calculated annually.

At the end of the second quarter of 2022, the partnership reached over 180 thousand users enrolled in undergraduate, graduate, and open courses. In addition, through survey we detected that 21% of TIM customers are already aware of the partnership with Ampli and, only in 2Q22, we reached more than 4 million accesses on the partnership's website.

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DIGITAL SECURITY SERVICES

In May 2022, TIM announced a new strategic partnership, this time focused on the digital security market. This partnership was born between TIM and the FS group with the creation of EXA, a new brand dedicated to offer digital security solutions for consumers. The first product to be launched will be an app with diagnostic functions of the device's features, data protection (blocking of contents in case of handset theft) and which will have an insurance against Pix under coordinated action between banks, the Proteção PIX.

INFRASTRUCTURE

In another quarter, TIM reinforced its commitment to enhance and continuously improve the quality of its services, aiming to ensure the best user experience for its customers. The focus on expanding and improving network infrastructure remains an essential pillar in our business plan.

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Below are the evolution details of our mobile and fixed networks:

* Includes the following locations: Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Taboão da Serra (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Joinville (SC), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF), Candangolândia (DF) and Gama (DF).

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ENVIRONMENTAL, SOCIAL & GOVERNANCE

For TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond the financial targets and could also generate a positive value for society in a long term. For this reason, its ESG’s ambitions are connected to the Company's materiality matrix and the UN Sustainable Development Goals.

Driven by the aspiration to "be an ESG reference in Brazil", TIM has updated its ESG Plan 2022-24, with environmental, social, and governance goals and commitments:

Environmental	Being a Carbon Neutral company (scopes 1 and 2)*	2025
	Zero the scope 2 indirect emissions*
	Maintain 100% of energy consumption from renewable sources
	Maintain the 80% increase in eco-efficiency in data traffic* (bit/Joule)
	Recycle at least 95% of solid waste	2030

Social	Maintain the level of employee engagement at least 80%	2023
Reach 40% of black people in the workforce
Have 35% women in leadership positions
Train 99% of employees in ESG culture
Train over 5,000 employees in digital skills
Bringing 4G connectivity to all municipalities in Brazil

Governance	Reduce customer complaints by 50%**	2023
	Maintain TIM on the Novo Mercado, Pró-Ética and ISE-B3
	Maintain certifications ISO 14001, ISO 900 and ISO 37001
	Get the certification ISO 27001	2022

* Base year 2019

** Reduce by 50% customer complaints at Anatel in the personal mobile service by 2023, with respect to 2019, without considering complaints from customers coming from Oi Mobile's base.

ENVIRONMENTAL

o	The TIM Group received scientific approval from the SBTi initiative in June for its Greenhouse Gas (GHG) reduction targets, which are to reduce Scope 1 and 2 emissions by 75% by 2030, achieve 100% renewable energy consumption by 2025, and reduce emissions in its value chain (Scope 3) by 47% by 2030, all with 2019 as the base year.
o	At the end of Q2, 1,814 biosites were active. These structures are similar to a common pole and in addition to contributing to the reduction of antennas and towers, reducing the visual impact and occupation, they can add other functions, such as public lighting and security cameras.

o	TIM's energy consumption in the second quarter was 331,357 MWh, with 100% coming from renewable sources. Under the Distributed Generation Project, the Company has 50 solar, hydro and biogas plants in operation.

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o	The Company is part of the B3’s Carbon Efficiency Index, a portfolio of companies that take stock of greenhouse gas and are committed to fighting climate change, and is also part of the ICDPR-70, CDP Brazil’s Climate Resilience Index.
o	Improved CDP score, increasing performance from B- (2020) to B (2021).
o	TIM is certified by ISO 9001 standard, since 2000, and ISO 14001, since 2010.

SOCIAL

o	Recognized as one of the best companies to work for, with the Great Place to Work seal. The certification attests to companies with excellent working environments, a culture of trust and innovation, as well as good people management practices.
o	In celebration of the International Girls in ICT Day, TIM reinforced its commitment to encourage employability of women in technology areas, by offering free courses and vacancies in the APP Positive Women.
o	In May, TIM Institute launched, with the cooperation of Unesco, the book "Mathematics is Freedom: The Math Circle and Brazil's Math Circle". The publication, authored by researchers Ellen Kaplan, Flavio Comim and Robert Kaplan brings the results of the project The Math Circle of Brazil, carried out by Instituto TIM between 2013 and 2019.
o	TIM Institute started in June the 7th edition of Academic Working Capital (AWC), an entrepreneurial education program that supports university students to transform their TCC projects into a technology-based company. Participating in this edition are 21 projects, with a total of more than 50 university students from several public and private institutions from several cities in Brazil.
o	A member of the Generations and Future of Work Forum, TIM was one of the supporters of the launch of the Longevity Glossary, created by HubMulher. The guide has more than 100 entries and the most up-to-date terminology about the 50+ population and aims to help combat ageism and old-phobia.
o	During LGBTQIAP+ Pride Month, celebrated in June, TIM launched the SOMOS+ app with information on health, law and social impact, as well as job vacancies for LGBTQIAP+ people from all over Brazil.
o	For its diversity in the Board of Directors, with 33% women, it received the WoB Women on Board Initiative seal.
o	It is one of 13 Brazilian companies included in the Bloomberg Gender Equality Index (GEI Bloomberg), which brings together more than 400 companies from 45 countries.
o	It is a signatory to the UN Global Compact and the Women's Empowerment Principles (WEP).
o	It is part of the Business Coalition for Racial and Gender Equity, the Business Network for Social Inclusion (REIS), and the Business Coalition to End Violence Against Women and Girls.

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GOVERNANCE

o	TIM received three important awards this quarter: it was ranked in the top 5 of the A Era do Diálogo 2022 award, won the XXII Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente (Modern Consumer Award for Excellence in Customer Services), in the Mobile Telephony category, and won the bronze trophy in the "Managing customer expectations" category of the LatAm 2022 Award.
o	In line with its goal of obtaining ISO 27001 certification (information security management), TIM extended its partnership with F5 Networks to expand projects related to secure DNS (Internet addressing), network traffic optimization and high-capacity firewall for the mobile network, bringing improvements to TIM's user experience, ensuring data delivery with less loss and more security.
o	First operator to allow the use of its network for 100% of Oi's clients, 16.4 million users, taken over by TIM. With the acquisition of Oi Móvel, TIM became the leader in mobile coverage in the country, present today in more than 5,300 cities.
o	Only operator to offer 4G coverage in all the municipalities of the state of Minas Gerais. Commitment made by TIM and achieved in June.
o	Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level.
o	First telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To access the ESG quarterly report, please go to: ESG Quarterly Report

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DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the second quarter of 2022 (“2Q22”) and the first six months of 2022 (“6M22”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br

ATTACHMENTS

Attachment 1: Balance Sheet
Attachment 2: Income Statement
Attachment 3: Cash Flow Statement
Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

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ATTACHMENT 1 – TIM S.A.

Balance Sheet

DESCRIPTION	2Q22	2Q21	% YoY	1Q22	% QoQ
R$ million					
ASSETS	**54,307**	**43,858**	23.8%	**49,026**	10.8%
CURRENT ASSETS	**8,746**	**12,709**	**-31.2%**	**13,602**	**-35.7%**
Cash and cash equivalents	1,199	3,749	-68.0%	4,003	-70.1%
Marketable securities	1,088	3,376	-67.8%	4,073	-73.3%
Trade accounts receivable	3,483	2,828	23.2%	3,037	14.7%
Inventories	280	226	24.1%	222	26.0%
Recoverable indirect taxes, fees and contributions	442	407	8.5%	336	31.4%
Recoverable direct taxes, fees and contributions	860	1,245	-30.9%	996	-13.7%
Prepaid expenses	856	339	152.5%	511	67.3%
Derivative financial instruments	235	203	16.0%	141	67.1%
Leases	32	28	12.7%	31	3.5%
Other assets	273	310	-11.8%	252	8.6%
ASSETS HELD FOR SALE	**-**	**2,172**	**n.a.**	**-**	**n.a.**
NONCURRENT	**45,561**	**28,976**	**57.2%**	**35,425**	**28.6%**
Noncurrent assets	**4,590**	**4,091**	**12.2%**	**3,957**	**16.0%**
Marketable securities	12	7	65.9%	12	0.3%
Accounts receivable	239	90	165.3%	173	38.3%
Indirect recoverable taxes	821	827	-0.8%	876	-6.3%
Direct recoverable taxes	761	802	-5.1%	743	2.4%
Deferred income and social contribution taxes	965	898	7.5%	556	73.4%
Judicial deposits	696	765	-9.0%	716	-2.8%
Prepaid expenses	195	82	136.5%	86	128.1%
Derivative financial instruments	622	379	64.1%	534	16.5%
Leases	220	210	4.6%	210	5.0%
Other assets	59	30	95.6%	51	14.9%
Permanent Assets	**40,971**	**24,885**	**64.6%**	**31,468**	**30.2%**
Investment	1,579	-	n.a.	1,593	-0.9%
Property, plant and equipment	23,647	17,423	35.7%	19,274	22.7%
Intangible assets	15,745	7,462	111.0%	10,601	48.5%
LIABILITIES	**54,307**	**43,858**	**23.8%**	**49,026**	**10.8%**
CURRENT LIABILITIES	**9,674**	**7,609**	**27.1%**	**8,738**	**10.7%**
Loans and financing	126	1,446	-91.3%	106	18.2%
Derivative financial instruments	314	83	279.9%	247	27.2%
Lease liabilities	1,820	1,186	53.5%	1,243	46.5%
Suppliers	4,083	2,590	57.7%	3,010	35.7%
Salaries and related charges	285	271	5.1%	348	-18.2%
Indirect taxes, charges and contributions	1,801	1,156	55.8%	1,540	17.0%
Direct taxes, charges and contributions	100	177	-43.6%	122	-17.9%
Dividends and interest on shareholders' equity payable	294	354	-17.0%	227	29.6%
Authorizations payable	525	131	300.4%	1,691	-69.0%
Deferred revenues	310	197	56.9%	188	65.1%
Other liabilities	17	18	-6.1%	16	0.7%
LIABILITIES RELATED TO ASSETS HELD FOR SALE	**-**	**402**	**n.a.**	**-**	**n.a.**
NON CURRENT LIABILITIES	**19,301**	**12,072**	**59.9%**	**14,951**	**29.1%**
Loans and financing	4,595	2,780	65.3%	3,233	42.1%
Derivative financial instruments	48	72	-32.9%	98	-50.9%
Lease liabilities	10,953	7,238	51.3%	8,590	27.5%
Authorizations to pay	1,214	214	467.2%	1,256	-3.3%
Indirect taxes, charges and contributions	111	3	3427.3%	3	3200.2%
Direct taxes, charges and contributions	12	15	-22.9%	12	-6.9%
Provision for legal and administrative proceedings	1,064	954	11.5%	1,019	4.4%
Pension plan and other postemployment benefits	6	7	-11.6%	6	-
Deferred revenues	660	722	-8.6%	674	-2.1%
Other liabilities	638	67	856.3%	59	979.8%
SHAREHOLDERS' EQUITY	**25,331**	**23,774**	**6.5%**	**25,338**	**-0.03%**
Capital	13,478	13,478	-	13,478	-
Capital reserves	431	405	6.5%	422	2.1%
Income reserves	11,237	9,317	20.6%	11,237	-
Equity valuation adjustments	(4)	(5)	-11.6%	(4)	-
Treasury stocks	(30)	(20)	48.9%	(5)	516.4%
Net Income for the period	220	599	-63.3%	210	4.5%

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ATTACHMENT 2 – TIM S.A.

Income Statement

* EBITDA normalized according to the items described in the Costs section (+R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, and +R$ 13.7 million in 2Q21). Net Income normalized by: tax credit and other effects (-R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, and -R$ 4.6 million in 2Q21).

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ATTACHMENT 3 – TIM S.A.

Cash Flow Statement

DESCRIPTION	2Q22	2Q21	% YoY	1Q22	% QoQ	6M22	6M21	% YoY
R$ million								
Initial Cash Balance	4,003	2,717	47.4%	5,229	-23.4%	5,229	2,575	103.0%
Earnings Before Taxes Normalized*	344	641	-46.4%	467	-26.5%	811	1,008	-19.6%
Non recurring operating items	(50)	-	n.a.	(20)	148.1%	(71)	(14)	416.3%
Depreciation & Amortization	1,689	1,424	18.6%	1,399	20.7%	3,089	2,852	8.3%
Equity in earnings	14	-	n.a.	9	61.9%	23	-	n.a.
Provision for legal and administrative proceedings	50	92	-46.3%	71	-30.3%	121	171	-29.4%
Monetary adjustments to deposits, administrative and legal proceedings	43	(66)	n.a.	37	16.6%	80	(49)	n.a.
Interest, monetary and exchange variations of borrowings and other financial adjustments	227	(69)	n.a.	213	6.2%	440	(33)	n.a.
Lease interest payable	335	205	64.0%	255	31.7%	590	396	48.8%
Lease interest receivable	(7)	(6)	11.7%	(7)	2.3%	(14)	(11)	20.7%
Provision for expected credit losses	161	161	0.1%	136	17.8%	297	284	4.6%
Others	(39)	12	n.a.	22	n.a.	(17)	17	n.a.
Decrease (increase) in operating assets	(257)	146	n.a.	(6)	4137.1%	(263)	553	n.a.
Trade accounts receivable	(272)	(151)	79.8%	(110)	146.6%	(382)	(9)	4203.0%
Taxes and contributions recoverable	168	244	-31.2%	410	-59.0%	578	641	-9.8%
Inventory	(58)	75	n.a.	(20)	192.7%	(78)	21	n.a.
Prepaid expenses	(97)	(97)	-0.6%	(239)	-59.5%	(335)	(198)	69.4%
Judicial deposit	28	127	-78.0%	8	254.4%	36	154	-76.7%
Other current assets	(27)	(51)	-48.0%	(56)	-52.2%	(82)	(56)	48.2%
Increase (decrease) in operating liabilities	(1,174)	(290)	305.1%	(1,457)	-19.4%	(2,630)	(986)	166.9%
Payroll and related charges	(63)	(37)	70.0%	45	n.a.	(18)	2	n.a.
Suppliers	8	(39)	n.a.	(253)	n.a.	(245)	(513)	-52.3%
Taxes, charges and contributions	260	(45)	n.a.	(141)	n.a.	119	(142)	n.a.
Authorizations payable	(1,272)	(9)	n.a.	(991)	28.4%	(2,262)	(5)	n.a.
Payments for legal and administrative proceedings	(55)	(91)	-39.6%	(56)	-1.0%	(111)	(179)	-38.1%
Deferred revenues	3	(45)	n.a.	(25)	n.a.	(22)	(102)	-78.8%
Other current liabilities	(55)	(23)	135.0%	(37)	45.9%	(92)	(46)	98.1%
Income tax and social contribution paid	-	(3)	n.a.	-	n.a.	-	(7)	n.a.
Net Cash (used in) from operations	1,335	2,232	-40.2%	1,120	19.2%	2,454	4,182	-41.3%
Capex**	(1,050)	(906)	15.9%	(1,328)	-21.0%	(2,378)	(2,230)	6.6%
Marketable securities	2,985	(1,773)	n.a.	495	502.8%	3,480	(1,305)	n.a.
Cash from the acquisition of Cozani	193	-	n.a.	-	n.a.	193	-	n.a.
Consideration for the acquisition of Cozani	(6,411)	-	n.a.	-	n.a.	(6,411)	-	n.a.
Others	(11)	1	n.a.	2	n.a.	(9)	3	n.a.
Net cash used in investment activities	(4,293)	(2,678)	60.3%	(831)	416.4%	(5,124)	(3,532)	45.1%
New borrowing	1,249	2,672	-53.3%	-	n.a.	1,249	2,672	-53.3%
Repayment of borrowing	(58)	(650)	-91.1%	(430)	-86.6%	(488)	(650)	-25.0%
Interest paid - borrowing and financings	(46)	(9)	408.3%	(25)	83.1%	(71)	(17)	327.7%
Payment of financial lease	(393)	(292)	34.4%	(304)	29.1%	(697)	(556)	25.5%
Interest paid - leases	(313)	(209)	49.7%	(253)	23.6%	(566)	(406)	39.2%
Dividends and interest on shareholder's equity paid	(192)	(48)	301.2%	(475)	-59.6%	(667)	(534)	24.8%
Others	(94)	14	n.a.	(27)	252.7%	(121)	15	n.a.
Net cash used in financing activities	153	1,478	-89.6%	(1,314)	n.a.	(1,161)	524	n.a.
Cash Flow	(2,804)	1,033	n.a.	(1,226)	128.8%	(4,030)	1,174	n.a.
Final Cash Balance	1,199	3,749	-68.0%	4,003	-70.1%	1,199	3,748	-68.0%

* EBT normalized according to the items described in the Costs section (+R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, and +R$ 13.7 million in 2Q21).

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ATTACHMENT 4 – TIM S.A.

Operating Indicators

* 2Q22 numbers as of April 2022.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 1, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer